Exhibit 12.1

	Fiscal Year Ended December, 31
(in $ thousands)	2017	2016	2015	2014	2013	2012

Pretax Income (Loss) from Continuing Operations	15,315	(65,268)	(9,719)	(36,359)	(21,911)	(4,845)
Fixed Charges (per below)	5,201	1,712	1,651	1,628	254	-
Interests Capitalized	-	-	-	-	-	-

Earnings	20,516	(63,556)	(8,068)	(34,731)	(21,657)	(4,845)

Interests and Other Financial Charges	4,980	1,615	1,651	1,628	254	-
Interests Portion of Rental Expense	221	97	-	-	-	-

Fixed Charges	5,201	1,712	1,651	1,628	254	-

Ratio of Earnings to Fixed Charges	3.9	(37.1)	(4.9)	(21.3)	(85.3)	-